SCHEDULE 14A
                                 (Rule 14a-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT
                            SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of
1934

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[ ] Confidential, for Use of the Commission Only (as permitted by Rule
    14a-6(e)(2)).
[ ] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Under Rule 14a-12.

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                                    CPI CORP.
                (Name of Registrant as Specified in Its Charter)
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                         KNIGHTSPOINT PARTNERS I, L.P.,
              RAMIUS SECURITIES, LLC, RCG AMBROSE MASTER FUND, LTD.
                          and RAMIUS MASTER FUND, LTD.

     (Name of Person(s) Filing Proxy Statement if Other Than the Registrant)
  -----------------------------------------------------------------------------


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                     PRELIMINARY COPY; SUBJECT TO COMPLETION
                              DATED NOVEMBER , 2003


                                CONSENT STATEMENT
                               TO STOCKHOLDERS OF
                                    CPI CORP.
                                       BY
                             THE KNIGHTSPOINT GROUP


      This Consent Statement and the accompanying form of written consent are being furnished to you, the holders of shares of common stock, par value $.40 per share, of CPI Corp., a Delaware corporation, in connection with the solicitation by Knightspoint Partners I, L.P. and other entities participating with Knightspoint Partners I, L.P. of written stockholder consents to take the actions described below without a meeting of the Company's stockholders, as permitted by Delaware law. The other entities participating with Knightspoint Partners I, L.P. are Ramius Securities, LLC, RCG Ambrose Master Fund, Ltd. and Ramius Master Fund, Ltd. which, together with Knightspoint Partners I, L.P., are referred to as the Knightspoint group.

      This Consent Statement and the accompanying WHITE consent card are first being sent to stockholders on or about November __, 2003.

      The purpose of this solicitation is to remove seven of the nine members of the Company's board of directors, decrease the size of the board to eight directors and elect our six nominees to the board. Our goal is to install a board of directors that is focused on enhancing the value of the Company for all stockholders. In addition, we are proposing certain actions to promote corporate democracy and place control of the Company firmly in the hands of stockholders.


      We believe that the Company should promptly implement the following measures which, although there can be no assurance of success, are intended to preserve and enhance shareholder value:


o Improve overall corporate management including implementing executive compensation policies that align the interests of the board of directors and management with those of the Company's stockholders


o Reduce headcount and better control studio expenses by encouraging stricter adherence to budgets, improving labor scheduling and developing, where possible, more flexible employment structures


o Reduce and redirect advertising spending to improve productivity and reduce the cost of customer acquisition


o Revamp merchandising and marketing strategies to better utilize existing studios, to exploit cross-selling opportunities and to raise average selling prices

o Sharpen focus on the core Sears portrait studio business and, particularly, on the deployment of emerging digital technologies and applications

o Rein in capital spending by applying greater scrutiny to capital allocation, establishing return hurdle rates and, among other things, deploying digital technologies judiciously while harvesting past investments

o Mitigate execution risk by subjecting new programs to rigorous analysis and testing prior to full deployment


o Improve organizational morale and productivity through increased focus on the core Sears portrait studio business, better communication and implementation of targeted gain-sharing and other incentive programs across all levels of the organization

o Discharge substantial cash to shareholders through large-scale stock buybacks and/or a special distribution

Our nominees for director support these proposed actions and, if elected, will seek to implement them. See "Introduction" for a more detailed description of the actions which the Knightspoint group believes the Company should implement.


      In furtherance of its objectives, the Knightspoint group is soliciting stockholder consents to authorize the following actions:

      1. Remove seven of the nine current members of the Company's board of directors, retaining J. David Pierson and James R. Clifford;

      2. Amend Article III of the Company's Amended By-Laws to set the size of the board of directors at eight members;

      3. Amend Article II of the Company's Amended By-Laws to authorize stockholders who own, individually or in the aggregate, 25% or more of the Company's outstanding common stock, to call a special meeting of stockholders;


      4. Amend Article III of the Company's Amended By-Laws to provide that any vacancies in the board of directors resulting from stockholder action may be filled only by the stockholders, and may not be filled by the directors, until at least 20 days after creation of such vacancy;


      5. Repeal any amendments, if any, to the Company's Amended By-Laws adopted by the board of directors after September 1, 2003, or adopted prior thereto but not publicly disclosed prior to November 1, 2003, and prior to the effective date of the stockholder consents solicited by this Consent Statement; and

      6. Elect the Knightspoint group's six nominees for director, consisting of James J. Abel, Michael S. Koeneke, David M. Meyer, Mark R. Mitchell, Steven J. Smith and John Turner White IV, to serve until the 2004 annual meeting of stockholders.

      The Knightspoint group believes that its nominees for director will bring to the board the judgment, experience, energy and objectivity needed to preserve and enhance value for all the Company's stockholders.

      See "The Proposals" for a complete description of the actions proposed by the Knightspoint group. See "Information About The Knightspoint Group" and "Certain Other Information Regarding The Knightspoint Group And The Knightspoint Group Nominees" for information regarding the Knightspoint group, the Knightspoint group nominees and certain other persons who may be deemed to be participants in this Consent Solicitation.


      Although the Knightspoint group has no reason to believe that either of the present members of the board not subject to removal pursuant to this Consent Solicitation will be unable or unwilling to continue to serve as a director, there can be no assurance that either of such persons will serve as a director if the Knightspoint group nominees are elected.


      The consent of a majority of the shares of common stock outstanding on ________, 2003, the record date for this Consent Solicitation as further discussed under "Summary Of Consent Procedure," is required to approve each of the proposals. Each share of common stock outstanding on the record date is entitled to one vote on each of the proposals. According to the Company's Form 10-Q for the period ended July 19, 2003, as of August 25, 2003, 8,100,868 shares of the Company's common stock were outstanding.

      This Consent Solicitation is being made by the Knightspoint group and not on behalf of the board of directors of the Company.

      The Knightspoint group recommends that you consent to each of the proposals. Your consent is important, no matter how many or how few shares of common stock you own. The Knightspoint group urges you to sign, date and return the enclosed WHITE consent card promptly in accordance with the instructions set forth below. Please do NOT sign any consent revocation card you may receive.

      The Knightspoint group urges you to read this entire Consent Statement carefully.

      The Knightspoint group requests that signed and dated WHITE consent cards be returned to it on or before _______, 2003. A failure to sign, date and return the WHITE consent card in a timely manner will have the same effect as voting against the proposals. If you need assistance in voting your shares of common stock, please call the Knightspoint group's information agent, D.F. King & Co., Inc., toll-free at 1-888-869-7406 or if you are a bank or broker please call collect at 1-212-269-5550.

                                  INTRODUCTION

      The Knightspoint group seeks to preserve and enhance value for all of the Company's stockholders. In particular, we believe the Company should promptly implement the following measures:


     o Improve overall corporate management including implementing executive compensation policies that align the interests of the board of directors and management with those of the Company's stockholders. We believe that a significant portion of the compensation paid to management and the board of directors should consist of restricted stock and that bonuses for management should be tied to specific measurable, financial milestones achieved by the Company.

     o Reduce headcount and better control studio expenses by encouraging stricter adherence to budgets, improving labor scheduling and developing, where possible, more flexible employment structures.

     o Reduce and redirect advertising spending to improve productivity and reduce the cost of customer acquisition. We believe the Company should reduce the amount of money it spends on television advertising and redeploy some of these funds to more localized advertising efforts.

     o Revamp merchandising and marketing strategies to better utilize existing studios, to exploit cross-selling opportunities and to raise average selling prices.

     o Sharpen focus on the core Sears portrait studio business and, particularly, on the deployment of emerging digital technologies and applications. We believe that the Company should devote fewer resources to its mobile photography and Mexico studio operations. According to the Company's press release of August 14, 2003, these activities increased S,G & A expenses by nearly $2 million in the first half of 2003 alone.

     o Rein in capital spending by applying greater scrutiny to capital allocation, establishing return hurdle rates and, among other things, deploying digital technologies judiciously while harvesting past investments. We believe the Company should adopt formal processes to review any proposed capital expenditures. In addition, in our view, new technologies should be gradually phased-in for use while existing technologies are exploited for their remaining useful life.

     o Mitigate execution risk by subjecting new programs to rigorous analysis and testing prior to full deployment. We believe the Company should establish processes and procedures for testing and evaluating all new programs.

     o Improve organizational morale and productivity through increased focus on the core Sears portrait studio business, better communication and implementation of targeted gain-sharing and other incentive programs across all levels of the organization. We believe that new mechanisms should be adopted to promote the flow of information between senior management and employees and to devolve greater authority to lower levels of the organization. In addition, we believe compensation for district and studio managers should be tied to their management of controllable expenses as well as measures of customer service.

     o Discharge substantial cash to shareholders through large-scale stock buybacks and/or a special distribution. Based on publicly available information, we believe that the Company could return to shareholders an aggregate of at least $50 million through one or more stock buyback programs and/or a special distribution while still retaining a strong credit profile. Such a program would likely require covenant renegotiation and/or debt refinancing as well as discussions with the New York Stock Exchange and certain key stockholders.

      The Knightspoint group believes its nominees for director will bring to the board the judgment, experience, energy and objectivity needed to restore the Company to a sounder footing and generate value for all shareholders. Furthermore, given the Knightspoint group's substantial stockholdings in the Company, the interests of the Knightspoint group and the Knightspoint group nominees are directly aligned with the interests of all other stockholders. However, there can be no assurance that the election of the Knightspoint group nominees will create or otherwise enhance shareholder value. We encourage you to give your consent for each of our proposals discussed in this Consent Statement.


                          SUMMARY OF CONSENT PROCEDURE

General; Effectiveness of Consents

      Section 228(a) of the Delaware General Corporation Law provides that, unless otherwise provided in the certificate of incorporation of a corporation, any action required to be or that may be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if written consents setting forth the action so taken are signed, dated and delivered to the corporation by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote thereon were present and voted. Section 228(c) of the Delaware corporation law further provides that no written consent will be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered to the corporation in the manner required by the Delaware corporation law, written consents signed by a sufficient number of holders to take action are delivered to the corporation in the manner required by the Delaware corporation law.

      The Amended Certificate of Incorporation of the Company does not prohibit stockholder action by written consent. The Amended By-Laws of the Company provide that the board of directors may fix a record date to determine the stockholders entitled to consent to corporate action in writing without a meeting. The record date is not permitted to precede the date upon which the resolution fixing the record date is adopted by the board of directors and may not be more than ten days after the date upon which the resolution fixing the record date is adopted by the board of directors. Any stockholder of record seeking to have the stockholders take corporate action by written consent is required to request, pursuant to written notice to the Company's secretary, that the board of directors fix a record date. The board of directors is required to fix the record date within ten days after such a request is received. If the board of directors has not fixed the record date within ten days after the request has been received, and no prior action by the board of directors is required by applicable law for the taking of the proposed corporate action, the record date in respect thereof will be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Company by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the Company having custody of the book in which proceedings of meetings of stockholders are recorded.

      Members of the Knightspoint group intend to promptly request, in accordance with the Company's Amended By-Laws, that the Company fix a record date to determine the stockholders entitled to consent in writing to the actions proposed by the Knightspoint group. In the event that the Company's board of directors does not fix the record date within ten days thereafter, the Knightspoint group believes that the date on which it first delivers a signed written consent to the Company will be the record date for purposes of this Consent Solicitation.

      According to the Company's Form 10-Q for the period ended July 19, 2003, 8,100,868 shares of common stock were outstanding as of August 25, 2003. Each share of common stock outstanding on the record date is entitled to one vote on each of the proposals. Accordingly, based on the number of shares reported by the Company as outstanding on August 25, 2003, written consents by holders representing 4,050,435 shares of common stock will be required to adopt and approve each of the proposals. The members of the Knightspoint group intend to submit written consents in support of the proposals with respect to all the shares of common stock owned by them.


      The total number of shares owned by the Knightspoint group is 702,321 shares or approximately 8.7% of the shares of common stock reported by the Company as outstanding as of August 25, 2003. Accordingly, based on the number of shares of common stock reported by the Company as outstanding as of August 25, 2003, written consents by holders representing an additional 3,348,114 shares of common stock, in addition to the written consents of the members of the Knightspoint group, will be required to adopt and approve each of the proposals. The Knightspoint group requires that written consents be received by it no later than 45 days after the effective date of this Consent Statement in order to be counted as a vote with respect to the proposals. Each abstention and broker non-vote with respect to any of the proposals will have the same effect as voting against the adoption of such proposal. In accordance with the Delaware General Corporation Law and the Company's Amended By-Laws, each of the proposals will become effective on the date written consents approving each proposal from holders representing at least 4,050,435 shares of common stock are delivered to the Company, provided that effective date is at least 20 days after this Consent Statement is mailed to the Company's stockholders.


      The effectiveness of Proposal No. 6 is subject to, and conditioned upon, the approval of Proposal No. 1.


      If the proposals are adopted pursuant to this Consent Solicitation, prompt notice will be given by the Company pursuant to Section 228(d) of the Delaware corporation law to eligible stockholders who have not signed and returned consent cards indicating consent to each of the proposals. The Knightspoint group also expects to issue a press release indicating the results of this Consent Solicitation after completion.


      The Knightspoint group recommends that you consent to each of the proposals. Your consent is important. Please mark, sign and date the enclosed WHITE consent card and return it in the enclosed postage-paid envelope promptly. Failure to sign and return your consent card will have the same effect as voting against the proposals.

Procedural Instructions

      If a stockholder is the record holder of shares of common stock as of the close of business on the record date, the stockholder may elect to consent to, withhold consent to or abstain with respect to each proposal by marking the "CONSENTS," "WITHHOLDS CONSENT" or "ABSTAINS" box, as applicable, underneath each such proposal on the accompanying WHITE consent card and signing, dating and returning it promptly in the enclosed envelope. In addition, a stockholder may withhold consent to the election of any individual Knightspoint group nominee by writing such person's name where indicated on the consent card.

      If a stockholder returns a consent card that is signed and not marked with respect to any proposal, the stockholder will thereby consent to that proposal in its entirety, except that the stockholder will not thereby consent to the election of any Knightspoint group nominee whose name is written by the stockholder on the consent card. Failure to return a signed consent card will have the same effect as voting against the proposals.

      Under the Delaware corporation law, only stockholders of record on the record date are eligible to give their consent to the proposals. Therefore, the Knightspoint group urges each stockholder, even if the stockholder has subsequent to the record date sold its shares of common stock, to grant its consent pursuant to the enclosed WHITE consent card with respect to all shares held as of the record date. The failure to consent by a former stockholder who was a stockholder on the record date may adversely affect those who continue to be stockholders of the Company.

      In addition, if your shares are held of record in the name of a brokerage firm, bank nominee or other institution, only that entity can execute a consent on your behalf and only upon receipt of your specific instructions. Accordingly, you should sign, date and return the enclosed WHITE consent card in the envelope provided by your broker.

Revocation of Consents

      Consents with respect to any proposal may be revoked at any time prior to the time that the proposal becomes effective, provided that a written, dated revocation that clearly identifies the consent being revoked is executed and delivered either to (i) the Knightspoint group, c/o D.F. King & Co. Inc., 48 Wall Street, 22nd Floor, New York, New York 10005, Attn: Thomas Long or (ii) the principal executive offices of the Company at 1706 Washington Avenue, St. Louis, Missouri 63103.

      A revocation may be in written form validly signed by the record holder as long as it clearly states that the consent previously given is no longer effective. The Knightspoint group requests that a copy of any revocation sent to the Company be sent to the Knightspoint group in care of D.F. King, at the address set forth above, so that the Knightspoint group may more accurately determine if and when consents to the proposals have been received from the holders of the requisite number of shares of the common stock. You may revoke any previous consent revocation by subsequently signing, dating and returning the WHITE consent card included with this Consent Statement. In the event you require an additional WHITE consent card, please contact D.F. King.

                                  THE PROPOSALS

      The Knightspoint group is seeking written consents from the holders of shares of the Company's common stock to take the following actions by written consent, without a stockholders meeting, as permitted by the Delaware corporation law and the Company's Amended By-laws.

      The effectiveness of Proposal No. 6 is subject to, and conditioned upon, the adoption of Proposal No. 1.

      The Knightspoint group recommends that you consent to each of the proposals by signing, dating and returning the enclosed WHITE consent card.

      Set forth below is a description of each of the proposals for which consents are being solicited.

      Removal of Directors

Proposal No. 1 -- Removal of Current Members of the Board of Directors


      Proposal No. 1 provides for the removal of all of the current members of the Company's board of directors except J. David Pierson and James R. Clifford. This proposal is intended to remove a majority of the incumbent directors and provide the basis for election of the Knightspoint group's nominees.

      The Knightspoint group recommends that you consent to Proposal No. 1.


      Amendment of Amended By-Laws

Proposal No. 2 -- Modification of Provision Regarding Size of Board of the Directors


      Proposal No. 2 provides for the amendment of Section 3.2 of Article III of the Company's Amended By-Laws to set the number of members of the Company's board of directors at eight. The Company's Amended By-Laws currently provide that the board of directors shall consist of no more than nine members or such other number, not less than three members, as may be established by amendment of the Company's Amended By-Laws. In particular, the amendment would delete the text of the first sentence of Article III, Section 3.2 of the Company's Amended By-Laws and replace it with the following: "The number of directors constituting the full Board of Directors shall be eight." This proposal is designed to implement the Knightspoint group's proposals regarding the composition of the board by setting the present size of the board at a level which would accommodate the Knightspoint group's six nominees, as well as the two incumbent directors whose removal is not being sought, but no other members.

      The Knightspoint group recommends that you consent to Proposal No. 2.


Proposal No. 3 -- Modification of Provision for Calling Special Meetings of Stockholders

      Proposal No. 3 provides for the amendment of Section 2.2 of Article II of the Company's Amended By-Laws to authorize stockholders who own, individually or in the aggregate, 25% or more of the Company's outstanding common stock, to call a special meeting of stockholders. Delaware law provides that special meetings of the stockholders may be called by the board of directors or such other person or persons as may be authorized by the certificate of incorporation or the by-laws. Proposal No. 3 would grant to the Company's stockholders the ability to call special meetings. In particular, the amendment would delete the text of
Article II, Section 2.2 of the Company's Amended By-Laws and replace it with the following:

      "Special meetings of the stockholders, which may be held for any purpose or purposes, may be called at any time by the Chairman of the Board, the Chief Executive Officer, the President or the Board of Directors, or by any stockholder or stockholders of record entitled to vote at such meeting, provided such stockholder or stockholders beneficially or of record own in the aggregate at least 25% of the outstanding shares of common stock of the Corporation. If a special meeting is called, the person calling the meeting shall submit the request, specifying the time of such meeting and the general nature of the business proposed to be transacted, such request to be delivered personally, or sent by registered mail or by telegraphic or other facsimile transmission to the Chairman of the Board, the President or the Secretary of the Corporation. No business may be transacted at such special meeting other than such business specified in the request. The officer receiving the request shall cause notice to be given to the stockholders entitled to vote at such meeting, in accordance with the provisions of Section 2.4 of this Article II, that a special meeting be held at the time requested by such person(s) calling the meeting, provided that such meeting is not less than ten (10) or more than sixty (60) days after receipt of the request. This Section 2.2 may be amended only by action of the stockholders."


      The Knightspoint group believes that giving stockholders the right to call special meetings will provide the stockholders with a means to promptly address any legitimate concerns they may have regarding the Company and their investment, and their interests as stockholders. In addition, we believe that such a provision will promote greater accountability to all stockholders of the Company on the part of each director and the rest of management. The threshold of 25% was chosen to ensure that holders of a meaningful percentage of the Company's common stock must join to call a special meeting, but such percentage is not unreasonably difficult to obtain.

      The Knightspoint group recommends that you consent to Proposal No. 3.


Proposal No. 4 -- Provision for Filling Board Vacancies


      Proposal No. 4 provides for the amendment of Article III of the Amended By-Laws to provide that any vacancies on the board of directors resulting from stockholder action may, for a period of twenty (20) days after creation of such vacancies, only be filled by action of the stockholders and not by the board of directors. Thereafter, such vacancies could be filled either by action of the stockholders or by the directors then in office. Delaware law provides that unless otherwise provided in the certificate of incorporation or by-laws, vacancies on the board of directors and new created directorships may be filled by a majority of the directors then in office. The Company's Amended Certificate of Incorporation and Amended By-Laws currently do not authorize stockholders to fill any vacancies on the board of directors and newly created directorships. Proposal No. 4 would vest the power to fill vacancies on the board of directors created by stockholder action solely in the stockholders. In particular, the amendment would add a new Section 3.12 to Article III as follows:


      "SECTION 3.12     VACANCIES AND NEWLY CREATED DIRECTORSHIPS.
                        -----------------------------------------


      Vacancies on the Board of Directors, which have occurred as a result of stockholder action, may only be filled by action of the stockholders with or without a stockholder meeting, until at least 20 days after such occurrence of such vacancy, after which time such vacancies may be filled by action of the stockholders or by the directors then in office. If at any time, by reason of death or resignation or other cause, the Corporation should have no directors in office, then any officer, or any stockholder, or any executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder may call a special meeting of the stockholders in accordance with the provisions of these By-Laws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in Section 211 of Delaware General Corporation Law. This
      Section 3.12 may be amended only by action of the stockholders."

      We are proposing that only stockholders, and not directors, may fill vacancies under the circumstances described to facilitate the election of the Knightspoint group nominees under Proposal No. 4.

      The Knightspoint group recommends that you consent to Proposal No. 4.


Proposal No. 5 -- Repeal of certain By-Laws That May Have Been Adopted Prior to Effectiveness of Consent

      Proposal No. 5 provides for the repeal of any amendments, if any, to the Company's Amended By-Laws adopted by the Board or Directors after September 1, 2003, or adopted prior thereto but not publicly disclosed prior to November 1, 2003, and prior to the effective date of the stockholder consents solicited by this Consent Statement. Proposal No. 5 is intended to ensure that any recent or undisclosed amendments to the Company's Amended By-Laws be subject to review and adoption, if at all, by the directors who may be newly elected by stockholders as a result of this Consent Solicitation. The Knightspoint group is not aware of any such amendments.


      The Knightspoint group recommends that you consent to Proposal No. 5.


      Election of Directors

Proposal No. 6 -- Election of Knightspoint Group Nominees

      Proposal No. 6 provides for the election of Messrs. Abel, Koeneke, Meyer, Mitchell, Smith and White to serve as directors until the 2004 annual meeting of stockholders. See "Certain Other Information Regarding The Knightspoint Group And The Knightspoint Group Nominees" for information concerning the background and experience of the Knightspoint group nominees.

      The Knightspoint group's primary purpose in seeking to elect the Knightspoint group nominees to the board of directors is for the Knightspoint group nominees to implement the measures proposed by the Knightspoint group described in "Background Of And Reasons For The Consent Solicitation." If elected, the Knightspoint group nominees would be responsible for managing the business and affairs of the Company. The Knightspoint group nominees understand that, as directors of the Company, each of them has an obligation under Delaware law to the scrupulous observance of his duty of care and duty of loyalty to the Company and its stockholders. Accordingly, the Knightspoint group nominees may determine that their fiduciary duties as directors require them to delay, modify or determine not to implement certain of the measures proposed by the Knightspoint group.

      Each of the Knightspoint group nominees has consented to being named herein as a nominee for director of the Company, and has agreed to stand for election as a director and to serve as a director, if elected.

      Although the Knightspoint group has no reason to believe that any of the Knightspoint group nominees will be unable to serve as a director, if any Knightspoint group nominee is not available to serve, the Knightspoint group expects to supplement this Consent Solicitation to name another nominee (or, subject to the proposed amendment of Article III, that the remaining Knightspoint nominees, upon taking office, will fill the vacancy with an individual willing to consider and implement the Knightspoint group's proposals). Although the Knightspoint group has no reason to believe that either of the present members of the board not subject to removal pursuant to this Consent Solicitation will be unable or unwilling to continue to serve as a director, there can be no assurance that either of such persons will serve as a director if the Knightspoint group nominees are elected.


      The Knightspoint group recommends that you consent to Proposal No. 6.


                    INFORMATION ABOUT THE KNIGHTSPOINT GROUP

      Members of the Knightspoint group, the Knightspoint group nominees and certain other persons named below may be deemed to be "participants" in this Consent Solicitation as such term is defined in Schedule 14A promulgated under the Securities Exchange Act of 1934. Knightspoint Partners I, L.P. is a Delaware limited partnership formed to make investments (whether through acquiring, holding or disposing of equity securities or otherwise) in the Company. The address of the principal business and principal offices of Knightspoint Partners I, L.P. is 787 Seventh Avenue, 9th Floor, New York, New York 10019.

      The general partner of Knightspoint Partners I, L.P. is Knightspoint Capital Management I LLC, a Delaware limited liability company formed to be the general partner of Knightspoint

Partners I, L.P. The address of the principal business and principal offices of Knightspoint Capital Management I LLC is 787 Seventh Avenue, 9th Floor, New York, New York 10019.

      The sole Member of Knightspoint Capital Management I LLC is Knightspoint Partners LLC, a Delaware limited liability company that is engaged in the business of acquiring, holding or disposing of investments in various companies. The address of the principal business and principal offices of Knightspoint Partners LLC is 787 Seventh Avenue, 9th Floor, New York, New York 10019. Each of Michael Koeneke and David Meyer is a Managing Member of Knightspoint Partners LLC. The business address of each of Messrs. Koeneke and Meyer is c/o Knightspoint Partners LLC, 787 Seventh Avenue, 9th Floor, New York, New York 10019. The principal occupation of each of Messrs. Koeneke and Meyer is investing and providing financial advisory services.

      Ramius Securities, LLC is a Delaware limited liability company and a registered broker-dealer. The address of the principal business and principal offices of Ramius Securities, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

      The Managing Member of Ramius Securities, LLC is Ramius Capital Group, LLC, a Delaware limited liability company that is engaged in money management and investment advisory services for third parties and proprietary accounts. The address of the principal business and principal offices of Ramius Capital Group, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

      The Managing Member of Ramius Capital Group, LLC is C4S & Co., LLC, a Delaware limited liability company formed to be the managing member of Ramius Capital Group, LLC. The address of the principal business and principal offices of C4S & Co., LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. Each of Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss is a Managing Member of C4S & Co., LLC. The business address of each of Messrs. Cohen, Stark and Strauss is 666 Third Avenue, 26th Floor, New York, New York 10017. The principal occupation of each of Messrs. Cohen, Stark and Strauss is serving as a founding principal of Ramius Capital Group, LLC.

      RCG Ambrose Master Fund, Ltd. is a Cayman Islands corporation engaged in investing in companies effecting extraordinary transactions. The address of the principal business and principal offices of RCG Ambrose Master Fund, Ltd. is Citco Fund Services (Cayman Islands) Ltd., Corporate Centre, West Bay Road, P.O. Box 31106 SMB, Grand Cayman, Cayman Islands, British West Indies. The officers and directors of RCG Ambrose Master Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule I attached to this Consent Solicitation.

      Ramius Master Fund, Ltd. is a Cayman Islands corporation engaged in investing in a multi-strategy portfolio. The address of the principal business and principal officers of Ramius Master Fund, Ltd. is Citco Fund Services (Cayman Islands) Ltd., Corporate Centre, West Bay Road, P.O. Box 31106 SMB, Grand Cayman, Cayman Islands, British West Indies. The officers and directors of Ramius Master Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule II attached to this Consent Solicitation.

      As of the date of this Consent Statement, the Knightspoint group owns an aggregate of 702,321 shares of common stock representing approximately 8.7% of the outstanding shares of common stock based upon the 8,100,868 shares of common stock reported in the Company's Form 10-Q for the period ended July 19, 2003 to be issued and outstanding as of August 25, 2003.

      Additional information about Knightspoint Partners I, L.P., the Knightspoint group and the Knightspoint group nominees including information regarding the beneficial ownership of common stock is set forth under the heading "Certain Other Information Regarding The Knightspoint Group And The Knightspoint Group Nominees" and in Annex A attached to this Consent Statement. Certain other persons who joined with members of the Knightspoint group in filing a statement on Schedule 13D are not participants in this Consent Solicitation.

      The Knightspoint group has retained D.F. King to act as an advisor and to provide consulting and analytic services and solicitation services in connection with this Consent Solicitation. D.F. King is a proxy service company. It mails documents to stockholders, responds to stockholder questions and solicits stockholder votes for many companies. D.F. King does not believe that it or any of its directors, officers, employees, affiliates or controlling persons, if any, is a "participant" in this Consent Solicitation or that Schedule 14A requires the disclosure of certain information concerning D.F. King. The business address of D.F. King is 48 Wall Street, 22nd Floor, New York, New York 10005. D.F. King has informed the Knightspoint group that, as of the date of this Consent Statement, it does not hold any shares of the Company's common stock for its own account or for the accounts of others.

             BACKGROUND OF AND REASONS FOR THE CONSENT SOLICITATION

Background

      On various dates from April 21, 2003 through September 15, 2003, members of the Knightspoint group purchased a total of 630,321 shares of common stock in the open market for a total purchase price of $10,604,189 excluding commissions and related costs. The details of these purchases are set forth in Annex A to this Consent Statement. All of the purchases were funded by working capital, which may have included margin loans made by brokerage firms in the ordinary course of business. In addition, on September 15, 2003, 72,000 shares of common stock were contributed to Knightspoint Partners I, L.P. by two individuals, Michael Koeneke and David Meyer, in exchange for limited partnership interests in Knightspoint Partners I, L.P. Such shares were purchased by such individuals in the open market for a total purchase price of $911,714, excluding commissions and related costs. All of these purchases were made by Messrs. Koeneke and Meyer with personal funds.

      On September 15, 2003, the Knightspoint group, as well as certain other persons who are not participants in this Consent Solicitation and disclaim beneficial ownership of the shares of common stock held by the Knightspoint group, filed with the SEC a Schedule 13D disclosing that the members of the Knightspoint group and such other persons had acquired in excess of 5% of the outstanding shares of the Company's common stock.

      On August 28, 2003, representatives of the Knightspoint group met at the Company's headquarters in St. Louis with the Company's Chief Executive Officer,
J. David Pierson, and other members of the Company's management. During this meeting, the Knightspoint group shared perspectives on what it believed to be current impediments to value as well as possible ways to improve stockholder value including through stricter cost controls and capital discipline, the discharge of cash to shareholders through large-scale buybacks and an enhanced focus on the core Sears, Roebuck and Co. portrait studios business. The Knightspoint group also discussed its belief that the Company should more closely align the interests of management with those of shareholders as well as revitalize the board of directors to elevate the level of board oversight and inquiry. In the meeting, the Knightspoint group shared with management various materials relating to its proposed value creation plan, which is summarized elsewhere in this Consent Solicitation.

      On September 19, 2003, representatives of the Knightspoint group spoke by telephone with Mr. Pierson, as well the Company's Chief Financial Officer. On the call, the Knightspoint group reviewed key elements of its value creation plan for the Company, communicated its desire to work with management on implementing the plan, and offered to present the plan to the full board of directors. Management declined the offer but indicated that its board was scheduled to meet on October 2, 2003 and would discuss the Knightspoint group's proposals. The Knightspoint group asked to meet with two of the outside directors of the Company prior to the board meeting, but management indicated that the directors were not available within that timeframe. Management did, however, agree to meet again with representatives of the Knightspoint group prior to the board meeting and again after the board meeting.

      On September 25, 2003, representatives of the Knightspoint group again spoke by telephone with Mr. Pierson and the Company's Chief Financial Officer. Prior to the call, the Knightspoint group provided certain materials to management outlining its views of certain issues facing the Company as well as the Knightspoint group's recommendations for dealing with them. After a brief recap of the Knightspoint group's value creation plan, the discussion turned to the composition of the board of directors. In offering to work closely with management on creating value for shareholders, the Knightspoint group communicated its view that the board, as presently constituted, lacked the energy, objectivity and alignment with shareholders to most effectively guide the Company through a value creation plan. The Knightspoint group then requested "substantial board representation" as a means of ensuring effective implementation of the plan and asked management to be an advocate of this position at the board meeting. In that context, the Knightspoint group noted that "substantial" might mean a majority of the board given its serious concerns about the current Board, but asked again to speak with the key outside directors of the Company with the thought that a lower level of board representation could be satisfactory to it if significant elements on the Board supported the plan and shared the Knightspoint group's sense of urgency. Management indicated that a meeting with the outside directors could be arranged some time after the October 2, 2003 board meeting.

      Following the October 2, 2003 meeting of the Company's board of directors, on October 3, 2003, Mr. Pierson contacted representatives of the Knightspoint group by telephone. During that telephone call, Mr. Pierson indicated that the Company agreed with many elements (which he declined to identify) of the Knightspoint group's proposals for enhancing stockholder value and had embarked on its own review of alternatives with the Company's financial adviser.

However, Mr. Pierson did not respond to the Knightspoint group's request for representation on the board of directors other than to say that a majority of the board would be out of the question. When queried about whether any board representation whatsoever was discussed, Mr. Pierson indicated that the board had not authorized him to offer any board representation to the Knightspoint group. Mr. Pierson did report that two outside directors had been slated to spearhead the evaluative process and to liaise with representatives of the Knightspoint group. Mr. Pierson also offered to facilitate a meeting with these two outside directors.

      On October 10, 2003, representatives of the Knightspoint group met at the offices of Knightspoint Partners I, L.P. with Mr. Pierson and two of the Company's outside directors, Nicolas Reding and James Clifford. At the meeting, the Knightspoint Group again presented in significant detail its perspectives on what it believes to be the present impediments to shareholder value as well as the key elements of its value creation plan for the Company. Among other things, the Knightspoint group raised concerns about what it believes to be the Company's deteriorating financial performance, overburdened cost structure, inappropriate capital structure featuring a substantial cash balance earning nominal returns, apparent loss of focus on the core studio operations and misalignment of the interests of the board and management with those of shareholders. The Knightspoint group noted that the Company's recent significant decline in operating performance appeared, in its view, to stem principally from poor expense controls despite the Company having incurred significant special charges during 2002 directed at achieving significant annualized cost savings. Significant additional discussion centered on the allocation of capital and the Knightspoint group's concern that cash resources would be ineffectively redeployed in the business or, worse, deployed toward acquisitions or growth schemes that might not be in the best interests of the Company and its stockholders. The Knightspoint group highlighted the flaws it believed to exist in the Company's strategic plan announced in 2002 as well as the original and modified capital plans in voicing concerns about the capital discipline of the Company.

      Regarding the value creation plan, the Knightspoint group discussed its view that the Company needed to reduce and redirect advertising spending, better control studio expenses, revamp the Company's merchandising and marketing strategies to drive higher average sales through existing studios, implement shareholder-value driven gain-sharing mechanisms throughout the organization to better align the interests of employees with those of shareholders, sharpen focus on the core Sears portrait studio business, and apply greater scrutiny to capital allocation, especially with respect to the migration toward next-generation digital technologies and applications. The Knightspoint group also reiterated its recommendation that the Company discharge substantial cash to shareholders through large-scale buybacks to mitigate reinvestment risk and improve returns on capital.

      The directors communicated that while there were areas of agreement with the Knightspoint group plan (which they declined to elaborate), their timeframe for implementation was significantly different from the group's. When the topic of board representation again came up, the directors communicated that they thought the board was perfectly adequate as currently constituted. They also indicated that the present evaluative process was likely to take at least two to three months.

      The Knightspoint group has concluded that the Company will neither honor its request for substantial board representation nor see that strategic and operational changes the Knightspoint group believes to be important are effectively implemented, and that the only way to protect the interests of shareholders is to undertake this Consent Solicitation. Accordingly, on November 6, 2003, the Knightspoint group filed a preliminary copy of this Consent Statement with the SEC. Also on November 6, 2003, Knightspoint Partners I, L.P. sent a letter to Jane E. Nelson, the Secretary of the Company, requesting that it be given the opportunity to inspect the stockholder list.


Reasons for the Consent Solicitation


      The purpose of this solicitation is to remove seven of the nine members of the Company's board of directors in order to seek to preserve and enhance shareholder value and, in particular, to implement a value creation plan for the Company. If the Proposals are adopted, the Knightspoint group nominees will serve until the 2004 annual meeting of stockholders and constitute a majority of the members of the Company's board of directors. There can be no assurance that the election of the Knightspoint group nominees will create or otherwise enhance shareholder value.

      In our view the current board of directors has not adequately addressed the key strategic and operational issues facing the Company. The Company's strategic plan has called for what appear to us to be inordinately high capital spending and pursuit of an array of unproven growth initiatives that entail high execution risk and represent a costly distraction from the core Sears portrait studio business. In our opinion, the Company's capital structure, featuring a large cash balance earning nominal returns, is not only highly inefficient but also presents substantial reinvestment risk. The Company's expense base, which we believe is already overburdened, has continued to expand notwithstanding significant special charges directed at generating recurring cost savings.


      Indicative of the Company's expense structure is the reported increase in S,G &A expense from $91.0 million in the first half of Fiscal Year 2002 to $98.8 million in the first half of Fiscal Year 2003, despite approximately flat sales, a substantial decline in sittings volume and management's public prediction of significant cost savings from restructuring actions taken in Fiscal Year 2002. At the same time, LTM, or Last Twelve Months, EBITDA (defined as the Company's Income from Operations plus Depreciation and Amortization plus Other Charges and Impairments) has declined substantially from February 2001 (when new leadership was installed at the Company) through the latest reporting period. LTM EBITDA has declined from $51.5 million as of February 3, 2001 to $32.5 million as of July 19, 2003 (even excluding $6.0 million of nonrecurring expenses). During this period nearly $12 million of restructuring and impairment charges have been taken to reposition the business.

      We believe, further, that the Company's disappointing operating trends have been exacerbated by inappropriate merchandising, marketing and pricing decisions. On a more fundamental level of corporate management, we believe that the present board has not properly aligned the Company's executive compensation systems with the drivers of shareholder value. Ultimately, we believe that a higher level of board inquiry, oversight and involvement is required to improve the Company's performance.

      Given the substantial strategic and operating challenges the Company currently faces, we feel that it is imperative to seek your support for an immediate change in the composition of the board. We believe that our nominees are highly qualified individuals who can work with management to effectuate a plan to protect and enhance shareholder value. However, there can be no assurance that the election of our nominees will enhance shareholder value or that current management will continue to remain at the Company if the Knightspoint group nominees are elected.

      We believe the Company should promptly implement the measures described in "Introduction" above in order to protect and enhance shareholder value. The Company's stockholders will not be afforded a separate opportunity to vote on these measures if the Knightspoint group nominees are elected.

      The Knightspoint group believes that the current board, having approved a business plan which we believe has yielded disappointing results and, in our view, done less than we consider necessary to exercise fiscal discipline or align management compensation with the interests of shareholders, is less likely to make the hard choices that we see as necessary to bolster operating profitability, successfully navigate the transition to next generation digital technologies and applications, and maximize cash flow and shareholder returns. By contrast, we believe our nominees for director will bring to the board the judgment, experience, energy and objectivity needed to restore the Company to a sounder footing and generate value for shareholders. Furthermore, in contrast to the current board which has only a nominal ownership interest in the Company, the members of the Knightspoint group own over 8% of the common stock of the Company. Therefore, unlike the present board, the interests of the Knightspoint group and its nominees are directly aligned with the interests of all the stockholders.


      Each of our other proposals is likewise intended to promote corporate democracy and place control of the Company firmly in the hands of stockholders, the true owners of the Company.

      After seeking to improve the Company's performance, and depending on the circumstances, the Knightspoint group may in the future recommend that the Company review various alternatives to preserve and enhance shareholder value, including, among other things, considering a possible sale of the Company if a transaction can be effected on attractive terms.

                       CERTAIN OTHER INFORMATION REGARDING
           THE KNIGHTSPOINT GROUP AND THE KNIGHTSPOINT GROUP NOMINEES

      Set forth below are the name, age, business address, present principal occupation, employment history and directorships of each of the Knightspoint group nominees for at least the past five years. This information has been furnished to the Knightspoint group by the respective Knightspoint group nominees. Each of the Knightspoint group nominees has consented to serve as a director of the Company. Each of the Knightspoint group nominees is at least 18 years of age. None of the entities referenced below is a parent or subsidiary of the Company.

                                         Present Principal Occupation, Five Year
Name, Age and Business Address           Employment History and Directorships

---------------------------------        --------------------------------------
James J. Abel, 57                        Mr. Abel serves as Executive Vice
c/o The Lamson & Sessions Co.            President, Secretary, Treasurer and
25701 Science Park Drive                 Chief Financial Officer of The Lamson
Cleveland, Ohio  44122                   & Sessions Co. (NYSE:LMS), a
                                         diversified manufacturer and
                                         distributor of a broad line of
                                         thermoplastic electrical, consumer,
                                         telecommunications and engineered
                                         sewer products for major domestic
                                         markets.  Mr. Abel has been an
                                         executive officer of The Lamson &
                                         Sessions Co. since December 1990 and
                                         became a director of such company in
                                         2002.

Michael S. Koeneke, 56                   Since March 2003, Mr. Koeneke has
Knightspoint Partners LLC                served as a Managing Member of
787 Seventh Avenue                       Knightspoint Partners LLC, a firm
9th Floor                                which he co-founded that is engaged in
New York, New York  10019                the business of acquiring, holding or
                                         disposing of investments in various
                                         companies.  From 1997 through 2002,
                                         Mr. Koeneke was the co-head and then
                                         the Chairman of Global Mergers and
                                         Acquisitions at Merrill Lynch & Co.,
                                         Inc. (NYSE:MER).  Mr. Koeneke received
                                         a B.B.A. from the University of
                                         Michigan in 1969 and an M.B.A. from
                                         Harvard University in 1971.

David M. Meyer, 35                       Since March 2003, Mr. Meyer has served
Knightspoint Partners LLC                as a Managing Member of Knightspoint
787 Seventh Avenue                       Partners LLC, a firm which he
9th Floor                                co-founded.  From the fall of 1995
New York, New York 10019                 through June 2002, Mr. Meyer served in
                                         various capacities in the investment
                                         banking department of Credit Suisse
                                         First Boston, a global investment
                                         banking firm, most recently serving as
                                         a director in the mergers and
                                         acquisitions and global industrial and
                                         services groups in the firm's London
                                         office.  Mr. Meyer received a B.S. in
                                         Engineering/Operations Research from
                                         Princeton University in 1990 and an
                                         M.B.A. from Stanford University in
                                         1995.

Mark R. Mitchell, 42                     Since July 1999, Mr. Mitchell has been
Ramius Capital Group, LLC                employed by Ramius Capital Group, LLC
666 Third Avenue                         and currently serves as a Managing
26th Floor                               Director and Head of Merger
New York, New York  10017                Arbitrage.  He was formerly a Managing
                                         Director of BT Alex Brown Inc. where
                                         he was responsible for proprietary
                                         equity arbitrage trading in New York.
                                         Prior to joining Bankers Trust in
                                         1993, Mr. Mitchell was an Associate
                                         Managing Director and a risk arbitrage
                                         trader at Wertheim Schroder & Co. from
                                         1983 to 1993.  He received a B.S. in
                                         Economics from the University of
                                         Pennsylvania Wharton School of
                                         Business in 1983 and an M.B.A. from
                                         New York University, Stern School of
                                         Business in 1988.

Steven J. Smith, 56                      Since 2000, Mr. Smith has served as a
852 Lakeside Blvd.                       director and officer of Lifestyle
Boca Raton, Florida 33434                Evolution, Inc., a company that
                                         manufactures, markets and distributes
                                         NuGo(R) nutrition bars. From 1985 to
                                         1999, Mr. Smith was Chairman of the
                                         Board and President of The Fresh Juice
                                         Company, Inc., a company which
                                         manufactures, markets and distributes
                                         Just Pik't(R), Fresh Pik't(R) and
                                         Ultimate(R) Juices that was founded by
                                         Mr. Smith and sold to Saratoga Beverage
                                         Company in 1999.

John Turner White IV, 54                 Since May 2000, Mr. White has served
30 West Pershing Road                    as President and Chief Executive
Kansas City, Missouri 64108              Officer of Union Station Kansas City,
                                         Inc. From September 1998 through
                                         February 2000, he was a Vice President
                                         and East region general manager of Cell
                                         Net Data Systems, an investor-owned
                                         data management and metering supplier
                                         to the electric energy industry. From
                                         June 1989 to September 1998, Mr. White
                                         was Executive Vice President, Corporate
                                         Development, of Kansas City Power &
                                         Light Company, an investor-owned
                                         electric utility.


      The number of shares of the Company's common stock beneficially owned and percentage beneficial ownership of each of the Knightspoint group nominees as of the date of this Consent Statement are as follows:


Knightspoint Group             Number of Shares           Percentage
Nominee                        Beneficially Owned (1)     Ownership
                               (2)                        (3)
-------------------------      -------------------------  -------------
James J. Abel                               0                  0%
Michael S. Koeneke                          102,321(4)         1.3%
David M. Meyer                              102,321(5)         1.3%

Mark R. Mitchell                            600,000(6)         7.4%
Steven J. Smith                             0                  0%
John Turner White IV                        0                  0%
                               -------------------------  -------------

Total                                     702,321(7)           8.7%
      --------------------

   (1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to stock options and warrants currently exercisable or exercisable within 60 days are deemed outstanding for purposes of computing the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage ownership of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

   (2) Under the rules of the SEC, the Knightspoint group nominees may be deemed to be members of a group and, as a result, each Knightspoint group nominee may be deemed to beneficially own shares of common stock beneficially owned by each of the other Knightspoint group nominees. Each of the Knightspoint group nominees disclaims beneficial ownership of the shares of common stock beneficially owned by any of the other Knightspoint group nominees.

   (3) Calculated based on 8,100,868 shares of common stock outstanding as of August 25, 2003 as reported in the Company's Form 10-Q for the period ended July 19, 2003.

   (4) Consists of 102,321 shares of common stock owned by Knightspoint Partners I, L.P. Mr. Koeneke is a Managing Member of the sole Member of the General Partner of Knightspoint Partners I, L.P. and has shared voting and dispositive power with respect to the 102,321 shares of common stock owned by Knightspoint Partners I, L.P.

   (5) Consists of 102,321 shares of common stock owned by Knightspoint Partners I, L.P. Mr. Meyer is a Managing Member of the sole Member of the General Partner of Knightspoint Partners I, L.P. and has shared voting and dispositive power with respect to the 102,321 shares of common stock owned by Knightspoint Partners I, L.P.

   (6) Consists of 216,000 shares of common stock owned by Ramius Securities, LLC, 192,000 shares owned by RCG Ambrose Master Fund, Ltd. and 192,000 shares owned by Ramius Master Fund, Ltd. Mr. Mitchell serves as a portfolio manager of Ramius Capital Group, LLC which acts as investment manager for Ramius Securities, LLC, RCG Ambrose Master Fund, Ltd. and Ramius Master Fund, Ltd. and has voting and investment power with respect to the 600,000 shares of common stock owned in the aggregate by Ramius Securities, LLC, RCG Ambrose Master Fund, Ltd. and Ramius Master Fund, Ltd.


   (7) Consists of 102,321 shares of common stock owned by Knightspoint Partners I, L.P., 216,000 shares of common stock owned by Ramius Securities, LLC, 192,000 shares of common stock owned by RCG Ambrose Master Fund, Ltd. and 192,000 shares of common stock owned by Ramius Master Fund, Ltd.

      None of the Knightspoint group nominees is employed by the Company. All of the Knightspoint group nominees are citizens of the United States.

      Except as set forth in this Consent Statement or in the Annexes hereto, none of the Knightspoint group, any of the persons participating in this Consent Solicitation on behalf of the Knightspoint group, the Knightspoint group nominees and, with respect to items (i), (vii) and (viii) of this paragraph, to the best knowledge of the Knightspoint group, any associate (within the meaning of Rule 14a-1 of the Securities Exchange Act of 1934) of the foregoing persons
(i) owns beneficially, directly or indirectly, any securities of the Company,
(ii) owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company, (iii) owns any securities of the Company of record but not beneficially, (iv) has purchased or sold any securities of the Company within the past two years, (v) has incurred indebtedness for the purpose of acquiring or holding securities of the Company, (vi) is or has within the past year been a party to any contract, arrangement or understanding with respect to any securities of the Company, (vii) since the beginning of the Company's last fiscal year has been indebted to the Company or any of its subsidiaries in excess of $60,000 or (viii) has any arrangement or understanding with respect to future employment by the Company or with respect to any future transactions to which the Company or any of its affiliates will or may be a party. In addition, except as set forth in this Consent Statement or in the Annexes hereto, none of the Knightspoint group, any of the persons participating in this Consent Solicitation on behalf of the Knightspoint group, the Knightspoint group nominees and, to the best knowledge of the Knightspoint group, any associates of the foregoing persons, has had or is to have a direct or indirect material interest in any transaction or proposed transaction with the Company in which the amount involved exceeds $60,000, since the beginning of the Company's last fiscal year.

      Except as set forth in this Consent Statement or in the Annexes hereto, none of the Knightspoint group nominees, since the beginning of the Company's last fiscal year, has been affiliated with (i) any entity that made or received, or during the Company's current fiscal year proposes to make or receive, payments to or from the Company or its subsidiaries for property or services in excess of five percent of either the Company's or such entity's consolidated gross revenues for its last full fiscal year, or (ii) any entity to which the Company or its subsidiaries were indebted at the end of the Company's last full fiscal year in an aggregate amount exceeding five percent of the Company's total consolidated assets at the end of such year. None of the Knightspoint group nominees is or during the Company's last fiscal year has been affiliated with any law or investment banking firm that has performed or proposes to perform services for the Company.

      None of the corporations or organizations in which the Knightspoint group nominees have conducted their principal occupation or employment was a parent, subsidiary or other affiliate of the Company, and the Knightspoint group nominees do not hold any position or office with the Company or have any family relationship with any executive officer or director of the Company or have been involved in any proceedings, legal or otherwise, of the type required to be disclosed by the rules governing this solicitation.

      The Knightspoint group has orally agreed to indemnify each of the Knightspoint group nominees against certain liabilities, including liabilities under the federal securities laws, in connection with this Consent Solicitation and to reimburse such Knightspoint group nominee for his out-of-pocket expenses.

                                Appraisal Rights

      Stockholders of the Company are not entitled to appraisal rights in connection with the adoption of the proposals.

                            SOLICITATION OF CONSENTS


      The Knightspoint group has retained D.F. King to acts as an advisor in connection with this Consent Solicitation. In connection with its retention by the Knightspoint group, D.F. King has agreed to provide consulting and analytic services and solicitation services with respect to banks, brokers, institutional investors and individual stockholders. The Knightspoint group has agreed to pay D.F. King a fee for its services estimated to be not more than $________ and to reimburse D.F. King for its reasonable out-of-pocket expenses. The Knightspoint group has also agreed to indemnify D.F. King against certain liabilities and expenses in connection with this Consent Solicitation, including liabilities under the federal securities laws. Approximately [25] employees of D.F. King will engage in the solicitation. Consents may be solicited by mail, advertisement, telephone, facsimile or in person. Solicitations may be made on behalf of the Knightspoint group by one or both of Messrs. Koeneke and Meyer, both of whom are among the Knightspoint group nominees. However, no person will receive additional compensation for such solicitation other than D.F. King.


      Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward the solicitation materials to the beneficial owners of shares of common stock for which they hold of record and the Knightspoint group will reimburse them for their reasonable out-of-pocket expenses.

      The expenses related directly to this Consent Solicitation are expected to aggregate approximately $__________ and will be borne by the Knightspoint group. These expenses include fees and expenses for attorneys, consent solicitors, printing, postage, filing expenses and other costs incidental to the solicitation. Of this estimated amount, approximately $_________ has been spent to date. The actual costs and expenses could be materially different than the estimated amounts and, in particular, could be substantially higher if for any reason litigation is instituted in connection with the matters related to this Consent Statement.

      The purpose of the proposals in this Consent Statement is to advance the interests of all the Company's stockholders. Therefore, the Knightspoint group believes that its expenses related to this Consent Solicitation should be borne by the Company and it intends to seek reimbursement of such expenses from the Company whether or not this Consent Solicitation is successful. The question of reimbursement of the Knightspoint group's expenses by the Company will not be submitted to a stockholder vote.

      If you have any questions about this Consent Solicitation or executing your consent or require assistance, please contact:

                              D.F. King & Co., Inc.
                           48 Wall Street, 22nd Floor
                            New York, New York 10005
                            Toll Free: (888) 869-7406
                 Banks and Brokers call collect: (212) 269-5550

                        INFORMATION REGARDING THE COMPANY

The information concerning the Company contained in this Consent Statement has been taken from or is based upon documents and records on file with the SEC and other publicly available information. The Knightspoint group has no knowledge that would indicate that statements relating to the Company contained in this Consent Statement in reliance upon publicly available information are inaccurate or incomplete. The Knightspoint group, however, has not been given access to the books and records of the Company, was not involved in the preparation of such information and statements, and is not in a position to verify, or make any representation with respect to the accuracy or completeness of, any such information or statements.

                     --------------------------------------

Your consent is important. No matter how many or how few shares you own, please consent to (i) the removal of seven of the current directors of the Company,
(ii) the amendment of the Company's Amended By-Laws to set the number of directors at eight, (iii) the amendment of the Company's Amended By-Laws to authorize stockholders who own 25% or more of the Company's outstanding common stock to call special meetings, (iv) the amendment of the Company's Amended By-Laws to authorize stockholders only to fill vacancies on the board of directors resulting from stockholders action until at least 20 days after creation of such vacancy, (v) the repeal of certain amendments, if any, to the Company's Amended By-Laws adopted prior to the effectiveness of this consent and
(vi) the election of the Knightspoint group nominees, by marking, signing, dating and mailing the enclosed WHITE consent card promptly.



                                                       THE KNIGHTSPOINT GROUP

                                                           November _____, 2003

                                                                    SCHEDULE I

             Directors and Officers of RCG Ambrose Master Fund, Ltd.

Name and Position         Principal Occupation    Principal Business Address
-----------------         --------------------    --------------------------

Mark R. Mitchell,         Managing Director of    666 Third Avenue
Director                  Ramius Capital Group,   26th Floor
                          LLC                     New York, New York 10017

Jeffrey C. Smith,         Director of Ramius      666 Third Avenue
Director                  Capital Group, LLC      26th Floor
                                                  New York, New York 10017

CSS Corporation, Ltd.,    Nominee company         666 Third Avenue
Secretary                                         26th Floor
                                                  New York, New York 10017

                                                                   SCHEDULE II

               Directors and Officers of Ramius Master Fund, Ltd.

Name and Position         Principal Occupation    Principal Business Address
-----------------         --------------------    --------------------------

Marran H. Ogilvie,        General Counsel of      666 Third Avenue
Director                  Ramius Capital Group,   26th Floor
                          LLC                     New York, New York 10017

Morgan B. Stark,          Principal of Ramius     666 Third Avenue
Director                  Capital Group, LLC      26th Floor
                                                  New York, New York 10017

CSS Corporation, Ltd.,    Nominee company         666 Third Avenue
Secretary                                         26th Floor
                                                  New York, New York 10017

                                                                         ANNEX A

                          TRANSACTIONS IN COMMON STOCK

      The following table sets forth information with respect to all purchases of common stock of the Company by the Knightspoint group during the past two years. Except as set forth below, to the knowledge of the Knightspoint group, no participant in this solicitation or Knightspoint group nominee has purchased or sold securities of the Company within the past two years.

                                           Transaction      Number     Price Per
            Name                 Date         Type        of Shares      Share
-----------------------------  ---------   ------------   ----------   --------

Knightspoint Partners I,       4/21/03     Purchase           6,100     $13.00*
L.P.

Knightspoint Partners I,       4/22/03     Purchase           2,200     $13.03*
L.P.

Knightspoint Partners I,       4/23/03     Purchase             300     $12.96*
L.P.

Knightspoint Partners I,       4/24/03     Purchase             500     $13.10*
L.P.

Knightspoint Partners I,       4/25/03     Purchase           9,100     $13.24*
L.P.

Knightspoint Partners I,       4/28/03     Purchase           1,800     $13.25*
L.P.

Knightspoint Partners I,       5/7/03      Purchase           5,000     $13.24*
L.P.

Knightspoint Partners I,       5/8/03      Purchase           5,321     $13.09*
L.P.

Knightspoint Partners I,       9/15/03     Purchase**        72,000    $18.10***
L.P.

Ramius Securities, LLC         9/4/03      Purchase         185,760     $17.14*

Ramius Securities, LLC         9/8/03      Purchase          14,100     $17.65*

Ramius Securities, LLC         9/9/03      Purchase           3,640     $17.93*

Ramius Securities, LLC         9/10/03     Purchase           3,600     $17.91*

Ramius Securities, LLC         9/12/03     Purchase           4,100     $18.00*

Ramius Securities, LLC         9/15/03     Purchase           4,800     $18.10*

RCG Ambrose Master Fund,       9/4/03      Purchase         165,120     $17.14*
Ltd.

RCG Ambrose Master Fund,       9/8/03      Purchase          12,500     $17.65*
Ltd.

RCG Ambrose Master Fund,       9/9/03      Purchase           3,180     $17.93*
Ltd.

RCG Ambrose Master Fund,       9/10/03     Purchase           3,200     $17.91*
Ltd.

RCG Ambrose Master Fund,       9/12/03     Purchase           3,600     $18.00*
Ltd.

RCG Ambrose Master Fund,       9/15/03     Purchase           4,400     $18.10*
Ltd.

Ramius Master Fund, Ltd.       9/4/03      Purchase         165,120     $17.14*

Ramius Master Fund, Ltd.       9/8/03      Purchase          12,500     $17.65*

Ramius Master Fund, Ltd.       9/9/03      Purchase           3,180     $17.93*

Ramius Master Fund, Ltd.       9/10/03     Purchase           3,200     $17.91*

Ramius Master Fund, Ltd.       9/12/03     Purchase           3,600     $18.00*

Ramius Master Fund, Ltd.       9/15/03     Purchase           4,400     $18.10*

* Excludes commissions and execution related costs

** Consists of 17,000 shares and 55,00 shares contributed to Knightspoint Partners I, L.P. by Michael Koeneke and David Meyer, respectively, in exchange for limited partnership units.

*** Such shares were valued at a price equal to the reported closing sale price of the common stock on the New York Stock Exchange on September 12, 2003.

                                                                        ANNEX B

                            OWNERSHIP OF COMMON STOCK

      Each share of common stock is entitled to one vote on each of the proposals and the common stock is the only class of securities of the Company entitled to vote on the proposals. According to the Company's Form 10-Q for the period ended July 19, 2003, as of August 25, 2003 there were 8,100,868 shares of common stock outstanding.


      The following table sets forth the share ownership of all persons who, to the knowledge of the Knightspoint group, beneficially own more than 5% of the outstanding shares of common stock as of the date of this Consent Statement and of all directors of the Company as of the date of this Consent Statement. The information with respect to each stockholder other than the Knightspoint group and Ingrid Otero-Smart is derived from the Schedule 14A filed by the Company with the SEC on May 16, 2003. The information with respect to Ingrid Otero-Smart is derived from the Form 3 filed by Ms. Smart with the SEC on August 21, 2003


                                  Number of Shares             Percentage
Stockholder                       Beneficially Owned (1)       Ownership
-----------------------------     ----------------------       ---------------
Van Den Berg Management              1,514,526(2)                 18.7%
1301 Capital of Texas Hwy.
Suite B-228
Austin, Texas  78746

NewSouth Capital                     955,468(3)                   11.8%
Management, Inc.
1100 Ridgeway Loop Road
Suite 444
Memphis, Tennessee  38120


The Knightspoint group               702,321(4)                   8.7%

First Manhattan Co.                  455,500(5)                   5.6%

437 Madison Avenue
New York, New York  10022


Barclays Bank PLC                    446,855(6)                   5.5%

45 Fremont Street
San Francisco, California
94105


DePrince, Race & Zollo, Inc.         419,200(7)                   5.2%

201 S. Orange Avenue
Suite 850
Orlando, Florida  32801


Edmond S. Abrain                            0                       0%

James R. Clifford                           0                       0%

Joanne S. Griffin                      1,000                        0%

Lee M. Liberman                          400(8)                     0%

Ingrid Otero-Smart                          0                       0%

J. David Pierson                      51,000(9)                     0%

Nicholas L. Reding                     5,209(10)                    0%

Martin Sneider                         4,100(11)                    0%

Virginia V. Weldon                       500                        0%

----------------------

(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to stock options and warrants currently exercisable or exercisable within 60 days are deemed outstanding for purposes of computing the percentage ownership of the person holding the options and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage ownership of any other person. Except as indicated by footnote, and subject to community property laws where applicable, to the knowledge of the Knightspoint group, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(2) Van Den Berg Management has sole voting and sole dispositive power with respect to 49,388 shares and shared voting and shared dispositive power with respect to 1,465,138 shares.

(3) NewSouth Capital Management, Inc. has sole voting power for 751,168 shares and sole dispositive power for 955,468 shares. It has no shared voting or shared dispositive power.


(4) Consists of 102,321 shares owned by Knightspoint Partners I, L.P., 216,000 shares owned by Ramius Securities, LLC, 192,000 shares owned by RCG Ambrose Master Fund, Ltd. and 192,000 shares owned by Ramius Master Fund, Ltd. Each of Mr. Koeneke and Mr. Meyer has shared voting and dispositive power with respect to the 102,321 shares owned by Knightspoint Partners I, L.P. Mr. Mitchell has [shared/sole] voting and dispositive power with respect to the 216,000 shares owned by Ramius Securities, LLC, the 192,000 shares owned by RCG Ambrose Master Fund, Ltd. and the 192,000 shares owned by Ramius Master Fund, Ltd.

(5) Includes 94,000 shares owned by family members of Senior Managing Directors of First Manhattan Co., which were reported for informational purposes. First Manhattan Co. disclaims dispositive power as to 84,000 of such shares and beneficial ownership as to 10,000 shares. It has sole voting and sole dispositive power with respect to 94,000, sharing voting power as to 361,500 shares and shared dispositive power as to 455,500 shares.

(6) Barclays Global Investors, NA and Barclays Global Fund Advisors, both of which are subsidiaries of Barclays Bank PLC, beneficially owned an aggregate of 446,855 shares. Barclays Global Investors, NA has sole voting and sole dispositive power with respect to 327,918 shares and Barclays Global Fund Advisors has sole voting and sole dispositive power with respect to 118,937 shares. All shares are held in trust for the benefit of the beneficiaries of the trust accounts.

(7) DePrince, Race & Zollo, Inc. has sole voting power and sole dispositive power with respect to 419,200 shares.

(8) Excludes 79,846 Growth Units for Deferred Compensation, which are based on book value.

(9) Includes 50,000 shares which Mr. Pierson has the right to acquire within 60 days after April 24, 2003 upon the exercise of stock options.

(10) Includes 4,000 Phantom Stock Rights, which on the date of award are based on value of common stock, and excludes 16,562 Growth Units for Deferred Compensation, which on the date of award are based on book value.

(11) Includes 3,600 Phantom Stock Rights, which on the date of award are based on value of common stock.

                                                                        ANNEX C

                     FORM OF CONSENT SOLICITED ON BEHALF OF
                             THE KNIGHTSPOINT GROUP

      The undersigned, a holder of shares of common stock, par value $0.40 per share (the "common stock"), of CPI Corp., a Delaware corporation (the "Company"), on __________, 2003 (the "record date"), hereby consents pursuant to
Section 228 of the Delaware General Corporation Law, with respect to all of the shares of common stock which the undersigned is entitled to vote, to each of the following actions without a meeting of the stockholders of the Company:

      IF YOU SIGN, DATE AND RETURN THIS CARD WITHOUT INDICATING YOUR VOTE ON ONE OR MORE OF THE FOLLOWING PROPOSALS, YOU WILL BE DEEMED TO HAVE CONSENTED WITH RESPECT TO SUCH PROPOSALS. IF YOU CONSENT OR ABSTAIN WITH RESPECT TO ONE OR MORE OF THE FOLLOWING PROPOSALS, THIS CONSENT CARD WILL REVOKE ANY PREVIOUSLY EXECUTED REVOCATION OF CONSENT WITH RESPECT TO SUCH PROPOSALS.

      [X] PLEASE MARK VOTES AS IN THIS EXAMPLE.

      THE KNIGHTSPOINT GROUP STRONGLY RECOMMENDS THAT STOCKHOLDERS CONSENT TO ALL OF THE FOLLOWING PROPOSALS:


      Proposal No. 1 -- Remove All Current Members of the Board of Directors Except J. David Pierson and James R. Clifford


      CONSENTS [  ]     WITHHOLDS CONSENT [  ]  ABSTAINS [  ]


      Proposal No. 2 -- Amend Section 3.2 of Article III of the Company's Amended By-Laws to Set the Size of the Board of Directors at Eight Members


      CONSENTS [  ]     WITHHOLDS CONSENT [  ]  ABSTAINS [  ]


      Proposal No. 3 -- Amend Section 2.2 of Article III of the Company's Amended By-Laws to Authorize Stockholders Holding 25% or More of the Company's Common Stock to Call Special Meetings of Stockholders


      CONSENTS [  ]     WITHHOLDS CONSENT [  ]  ABSTAINS [  ]


      Proposal No. 4 -- Amend Article III of the Company's Amended By-Laws to Authorize Only Stockholders, and Not Directors, to Fill Board Vacancies Resulting from Stockholder Action until at least 20 days after Creation of such Vacancy


      CONSENTS [  ]     WITHHOLDS CONSENT [  ]  ABSTAINS [  ]

      Proposal No. 5 -- Repeal any Amendments to the By-Laws, if any, adopted by the Board of Directors after September 1, 2003, or Adopted Prior Thereto but Not Publicly Disclosed Prior to November 1, 2003 and Prior to Effectiveness of this Consent


      CONSENTS [  ]     WITHHOLDS CONSENT [  ]  ABSTAINS [  ]

      Proposal No. 6 -- Elect James J. Abel, Michael S. Koeneke, David M. Meyer, Mark R. Mitchell, Steven J. Smith and John Turner White IV as

Directors until the 2004 Annual Meeting


      CONSENTS [  ]     WITHHOLDS CONSENT [  ]  ABSTAINS [  ]

      (Instruction: If you wish to consent to the election of certain of the Knightspoint group nominees, but not all of them, check the "CONSENTS" box above and write the name of each such person you do not wish elected in the following space:

-------------------------------------------------------------------------------

-----------------------.If no box is marked above with respect to this proposal, the undersigned will be deemed to consent to such proposal, except that the undersigned will not be deemed to consent to the election of any candidate whose name is written in the space provided above.)

      Note: The effectiveness of Proposal No. 6 is conditioned upon the approval of Proposal No. 1.



      IMPORTANT: THIS CONSENT MUST BE SIGNED AND DATED TO BE VALID.

                                                Dated:

                                                ---------------------------


                                                ---------------------------
                                                Signature:


                                                ---------------------------
                                                Signature (if held jointly):


                                                ---------------------------
                                                Title or Authority

Please sign exactly as name appears hereon. If shares are registered in more than one name, the signature of all such persons should be provided. A corporation should sign in its full corporate name by a duly authorized officer, stating his or her title. Trustees, guardians, executors and administrators should sign in their official capacity, giving their full title as such. If a partnership, please sign in the partnership name by an authorized person. The consent card votes all shares in all capacities.

PLEASE MARK, SIGN AND DATE THIS CONSENT BEFORE MAILING THE CONSENT IN THE ENCLOSED ENVELOPE.

      If you have any questions or need assistance in voting your shares, please contact D.F. King & Co., Inc. toll-free at 1-888-869-7406 or if you are a bank or broker please call collect at 1-212-269-5550.